U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


05001801

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number


For 1/18/05
Current Report on Form 8-K 2005-RS1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 18th day of January 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

New Issue Computational Materials

$975,000,000 (Approximate)

RAMP Series 2005-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS1

January 18, 2005

Expected Timing:	Pricing Date:	On or about January [20], 2005
	Settlement Date:	On or about January 28, 2005
	First Payment Date:	February 25, 2005
Structure:	Group I (Fixed):	$250,000,000 senior/subordinate structure
	Group II (ARMs):	$725,000,000 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch.

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Loan Group I Net WAC Cap
(Current Index Values; 100% PPC; Actual/360)

Month	(%)
1	7.30
2	7.30
3	6.59
4	6.81
5	6.59
6	6.81
7	6.59
8	6.59
9	6.81
10	6.59
11	6.81
12	6.59
13	6.59
14	7.30
15	6.59
16	6.81
17	6.60
18	6.82
19	6.60
20	6.60
21	6.82
22	6.60
23	6.82

Loan Group II Class A-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]	Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	7.31	36	01/25/08	8.46	10.70
3	04/25/05	6.60	6.60	37	02/25/08	8.46	10.71
4	05/25/05	6.83	6.83	38	03/25/08	9.05	11.44
5	06/25/05	6.61	6.61	39	04/25/08	8.46	10.71
6	07/25/05	6.83	6.86	40	05/25/08	8.75	11.06
7	08/25/05	6.61	6.64	41	06/25/08	8.46	10.72
8	09/25/05	6.61	6.64	42	07/25/08	8.75	11.91
9	10/25/05	6.83	6.86	43	08/25/08	8.46	11.53
10	11/25/05	6.61	6.64	44	09/25/08	8.46	11.53
11	12/25/05	6.83	6.86	45	10/25/08	8.75	11.92
12	01/25/06	6.61	6.66	46	11/25/08	8.46	11.56
13	02/25/06	6.61	6.67	47	12/25/08	8.74	11.94
14	03/25/06	7.32	7.38	48	01/25/09	8.46	11.79
15	04/25/06	6.61	6.67	49	02/25/09	8.46	11.79
16	05/25/06	6.83	6.89	50	03/25/09	9.37	13.06
17	06/25/06	6.61	6.67	51	04/25/09	8.46	11.79
18	07/25/06	6.83	6.89	52	05/25/09	8.74	12.19
19	08/25/06	6.61	6.67	53	06/25/09	8.46	11.79
20	09/25/06	6.61	6.67	54	07/25/09	8.74	12.28
21	10/25/06	6.83	6.89	55	08/25/09	8.46	11.89
22	11/25/06	6.62	6.67	56	09/25/09	8.46	11.89
23	12/25/06	6.84	6.91	57	10/25/09	8.74	12.29
24	01/25/07	8.23	8.72	58	11/25/09	8.46	11.93
25	02/25/07	8.23	8.73	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Loan Group II Class M-II Certificates Net WAC Cap

Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]	Period	Payment Date	Net WAC Rate[1]	Effective Net WAC Rate[2]
1	02/25/05	7.31	7.31	35	12/25/07	8.50	9.95
2	03/25/05	7.31	9.00	36	01/25/08	8.46	10.70
3	04/25/05	6.60	9.00	37	02/25/08	8.46	10.71
4	05/25/05	6.83	9.00	38	03/25/08	9.05	11.44
5	06/25/05	6.61	9.00	39	04/25/08	8.46	10.71
6	07/25/05	6.83	9.00	40	05/25/08	8.75	11.06
7	08/25/05	6.61	9.00	41	06/25/08	8.46	10.72
8	09/25/05	6.61	9.00	42	07/25/08	8.75	11.91
9	10/25/05	6.83	9.00	43	08/25/08	8.46	11.53
10	11/25/05	6.61	9.00	44	09/25/08	8.46	11.53
11	12/25/05	6.83	9.00	45	10/25/08	8.75	11.92
12	01/25/06	6.61	9.00	46	11/25/08	8.46	11.56
13	02/25/06	6.61	9.00	47	12/25/08	8.74	11.94
14	03/25/06	7.32	9.00	48	01/25/09	8.46	11.79
15	04/25/06	6.61	9.00	49	02/25/09	8.46	11.79
16	05/25/06	6.83	9.00	50	03/25/09	9.37	13.06
17	06/25/06	6.61	9.00	51	04/25/09	8.46	11.79
18	07/25/06	6.83	9.00	52	05/25/09	8.74	12.19
19	08/25/06	6.61	9.00	53	06/25/09	8.46	11.79
20	09/25/06	6.61	9.00	54	07/25/09	8.74	12.28
21	10/25/06	6.83	9.00	55	08/25/09	8.46	11.89
22	11/25/06	6.62	9.00	56	09/25/09	8.46	11.89
23	12/25/06	6.84	9.00	57	10/25/09	8.74	12.29
24	01/25/07	8.23	9.00	58	11/25/09	8.46	11.93
25	02/25/07	8.23	9.00	59	12/25/09	8.72	12.65
26	03/25/07	9.11	9.66	60	01/25/10	8.41	12.43
27	04/25/07	8.22	8.72	61	02/25/10	8.41	12.43
28	05/25/07	8.49	9.01	62	03/25/10	9.32	13.76
29	06/25/07	8.22	8.73	63	04/25/10	8.41	12.43
30	07/25/07	8.49	9.75	64	05/25/10	8.70	12.85
31	08/25/07	8.22	9.44	65	06/25/10	8.41	12.45
32	09/25/07	8.22	9.44	66	07/25/10	8.70	12.87
33	10/25/07	8.49	9.76	67	08/25/10	8.41	12.46
34	11/25/07	8.23	9.47	68	09/25/10	8.41	12.46

(1) Assumes 1-month LIBOR remains constant at 2.48000%, 6-month LIBOR remains constant at 2.89000%, 1-Year LIBOR remains constant at 3.22000% and 1-Year CMT remains constant at 2.84000% and run at the prepayment assumption to call.

(2) Assumes 1-month LIBOR, 6-month LIBOR, 1-Year LIBOR and 1-Year CMT instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the prepayment assumption to call and further assumes payments are received from the Yield Maintenance Agreement.

Group I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.48	17.33	12.55	9.47	7.09	5.58
Principal Window	335 - 343	182 - 213	129 - 155	85 - 119	63 - 95	50 - 79
Principal Window Months	9	32	27	35	33	30
Class A-I-6						
Avg. Life (yrs)	14.14	8.16	7.31	6.75	6.30	5.73
Principal Window	37 - 343	37 - 213	37 - 155	37 - 119	38 - 95	40 - 79
Principal Window Months	307	177	119	83	58	40
Class M-I-1						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.31	4.56
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	39 - 79
Principal Window Months	91	141	105	81	59	41
Class M-I-2						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.53
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	38 - 79
Principal Window Months	91	141	105	81	59	42
Class M-I-3						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.52
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43
Class M-I-4						
Avg. Life (yrs)	25.85	12.06	8.61	6.59	5.30	4.50
Principal Window	253 - 343	73 - 213	51 - 155	39 - 119	37 - 95	37 - 79
Principal Window Months	91	141	105	81	59	43


RBS Greenwich Capital

Group I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	9.34	1.66	1.23	1.00	0.86	0.76
Principal Window	1 - 211	1 - 41	1 - 29	1 - 23	1 - 19	1 - 16
Principal Window Months	211	41	29	23	19	16
Class A-I-2						
Avg. Life (yrs)	19.15	4.10	2.84	2.20	1.81	1.54
Principal Window	211 - 248	41 - 58	29 - 40	23 - 30	19 - 25	16 - 21
Principal Window Months	38	18	12	8	7	6
Class A-I-3						
Avg. Life (yrs)	22.42	5.88	3.98	3.00	2.42	2.04
Principal Window	248 - 290	58 - 89	40 - 58	30 - 43	25 - 34	21 - 28
Principal Window Months	43	32	19	14	10	8
Class A-I-4						
Avg. Life (yrs)	26.13	11.08	7.17	5.00	3.85	3.05
Principal Window	290 - 335	89 - 182	58 - 129	43 - 85	34 - 63	28 - 50
Principal Window Months	46	94	72	43	30	23
Class A-I-5						
Avg. Life (yrs)	28.96	20.44	15.46	11.83	8.94	6.76
Principal Window	335 - 359	182 - 343	129 - 305	85 - 252	63 - 207	50 - 172
Principal Window Months	25	162	177	168	145	123
Class A-I-6						
Avg. Life (yrs)	14.14	8.18	7.34	6.83	6.50	6.31
Principal Window	37 - 357	37 - 341	37 - 303	37 - 250	38 - 205	40 - 170
Principal Window Months	321	305	267	214	168	131
Class M-I-1						
Avg. Life (yrs)	25.98	12.84	9.31	7.15	5.78	4.94
Principal Window	253 - 356	73 - 302	51 - 240	39 - 188	37 - 152	39 - 126
Principal Window Months	104	230	190	150	116	88
Class M-I-2						
Avg. Life (yrs)	25.97	12.72	9.19	7.05	5.68	4.83
Principal Window	253 - 354	73 - 283	51 - 218	39 - 170	37 - 137	38 - 113
Principal Window Months	102	211	168	132	101	76
Class M-I-3						
Avg. Life (yrs)	25.94	12.54	9.01	6.91	5.57	4.73
Principal Window	253 - 351	73 - 259	51 - 194	39 - 151	37 - 121	37 - 100
Principal Window Months	99	187	144	113	85	64
Class M-I-4						
Avg. Life (yrs)	25.90	12.30	8.81	6.75	5.44	4.60
Principal Window	253 - 348	73 - 240	51 - 177	39 - 137	37 - 110	37 - 91
Principal Window Months	96	168	127	99	74	55


RBS Greenwich Capital

Group II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.40	10.42	6.89	4.71	2.54	2.11
Principal Window	327 - 346	92 - 141	61 - 93	34 - 68	26 - 36	23 - 28
Principal Window Months	20	50	33	35	11	6
Class M-II-1						
Avg. Life (yrs)	26.75	7.81	5.25	4.46	4.19	2.70
Principal Window	277 - 346	47 - 141	38 - 93	43 - 68	36 - 52	28 - 41
Principal Window Months	70	95	56	26	17	14
Class M-II-2						
Avg. Life (yrs)	26.75	7.81	5.23	4.17	3.89	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	42 - 52	41 - 41
Principal Window Months	70	95	57	30	11	1
Class M-II-3						
Avg. Life (yrs)	26.75	7.81	5.22	4.10	3.67	3.41
Principal Window	277 - 346	47 - 141	37 - 93	39 - 68	40 - 52	41 - 41
Principal Window Months	70	95	57	30	13	1
Class M-II-4						
Avg. Life (yrs)	26.75	7.81	5.22	4.08	3.59	3.41
Principal Window	277 - 346	47 - 141	37 - 93	38 - 68	39 - 52	41 - 41
Principal Window Months	70	95	57	31	14	1
Class M-II-5						
Avg. Life (yrs)	26.75	7.81	5.22	4.07	3.53	3.37
Principal Window	277 - 346	47 - 141	37 - 93	37 - 68	38 - 52	39 - 41
Principal Window Months	70	95	57	32	15	3

Group II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II-1						
Avg. Life (yrs)	12.98	1.56	1.20	1.00	0.86	0.76
Principal Window	1 - 253	1 - 36	1 - 25	1 - 22	1 - 18	1 - 16
Principal Window Months	253	36	25	22	18	16
Class A-II-2						
Avg. Life (yrs)	24.03	4.70	3.13	2.20	1.88	1.66
Principal Window	253 - 327	36 - 92	25 - 61	22 - 34	18 - 26	16 - 23
Principal Window Months	75	57	37	13	9	8
Class A-II-3						
Avg. Life (yrs)	28.66	12.16	8.14	5.61	2.54	2.11
Principal Window	327 - 359	92 - 287	61 - 203	34 - 149	26 - 36	23 - 28
Principal Window Months	33	196	143	116	11	6
Class M-II-1						
Avg. Life (yrs)	26.87	8.56	5.78	4.84	5.42	2.89
Principal Window	277 - 358	47 - 253	38 - 174	43 - 127	36 - 113	28 - 89
Principal Window Months	82	207	137	85	78	62
Class M-II-2						
Avg. Life (yrs)	26.86	8.48	5.70	4.51	4.15	4.83
Principal Window	277 - 357	47 - 227	37 - 154	39 - 112	42 - 86	47 - 78
Principal Window Months	81	181	118	74	45	32
Class M-II-3						
Avg. Life (yrs)	26.85	8.37	5.61	4.38	3.88	3.86
Principal Window	277 - 355	47 - 199	37 - 134	39 - 97	40 - 74	44 - 58
Principal Window Months	79	153	98	59	35	15
Class M-II-4						
Avg. Life (yrs)	26.84	8.27	5.54	4.31	3.77	3.65
Principal Window	277 - 354	47 - 187	37 - 125	38 - 91	39 - 70	41 - 55
Principal Window Months	78	141	89	54	32	15
Class M-II-5						
Avg. Life (yrs)	26.81	8.08	5.41	4.20	3.64	3.45
Principal Window	277 - 352	47 - 171	37 - 114	37 - 83	38 - 64	39 - 50
Principal Window Months	76	125	78	47	27	12


RBS Greenwich Capital

RAMP Series 2005-RS1 – Collateral Characteristics (Group I Loans)

Summary Report

Principal Balance	$226,431,939		
Number of Mortgage Loans	1,567		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$144,646.66	$27,000.00	$1,410,000.00
Current Principal Balance	$144,500.28	$26,933.86	$1,410,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	349	120	360
Remaining Term to Maturity (mos)	348	120	360
Age	1	0	25
Mortgage Rate	7.138	5.375	12.500
Loan-to-Value Ratio	88.69	35.00	107.00
Credit Score	701	493	822

Lien Position	% of Loan Group
1st Lien	100.00

Occupancy	% of Loan Group
Primary Residence	65.86
Non-Owner Occupied	32.97
Second/Vacation	1.17

Documentation	% of Loan Group
Full Documentation	59.79
Reduced Documentation	40.21

Servicing	% of Loan Group
Homecomings	96.88

Delinquency	% of Loan Group
Current	99.73
30 to 59 Days Delinquent	0.27
60 to 89 Days Delinquent	0.00

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	45.11
Home Solutions Exceptions	30.31
Jumbo A Exceptions (RFMSI)	13.53
Alternet Exceptions (RASC)	11.02
Seasoned Loans	0.03

Loan Purpose	% of Loan Group
Purchase	60.12
Equity Refinance	30.37
Rate/Term Refinance	9.51

Property Type	% of Loan Group
Single Family Detached	69.24
PUD (detached)	14.04
Two-Four Family Units	9.40
Condominium Low Rise	4.03
PUD (attached)	2.52
Condominium Mid Rise	0.43
Townhouse	0.19
Manufactured Housing	0.09

Percent of Pool with Prepayment Penalty	38.87
Percent of Pool over 80% LTV with MI	18.63
IO Loans	1.89


RBS Greenwich Capital

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Weighted Current Principal Balance	Weighted Average Original LTV
499 or less	1	122,126	0.05 %	122,126	85.00 %
500 - 519	1	66,054	0.03	66,054	85.00
520 - 539	3	468,599	0.21	156,200	84.81
540 - 559	2	93,234	0.04	46,617	77.78
560 - 579	18	1,549,859	0.68	86,103	81.74
580 - 599	34	4,247,518	1.88	124,927	91.52
600 - 619	43	5,561,366	2.46	129,334	90.18
620 - 639	87	12,227,912	5.40	140,551	87.95
640 - 659	120	17,884,904	7.90	149,041	85.28
660 - 679	176	27,791,726	12.27	157,908	83.45
680 - 699	266	42,987,036	18.98	161,605	87.33
700 - 719	213	31,789,926	14.04	149,248	89.67
720 - 739	221	29,209,189	12.90	132,168	91.24
740 - 759	173	23,299,946	10.29	134,682	92.89
760 or greater	203	28,053,106	12.39	138,193	91.41
Subtotal with Credit Score	1,561	225,352,502	99.52	144,364	88.74
Not Available	6	1,079,437	0.48	179,906	77.38
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**88.69 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	641	46,940,455	20.73 %	73,230	703	92.97 %
100,001 to 200,000	666	92,696,030	40.94	139,183	699	91.63
200,001 to 300,000	147	35,222,387	15.56	239,608	700	88.94
300,001 to 400,000	59	20,351,888	8.99	344,947	696	86.03
400,001 to 500,000	26	11,668,650	5.15	448,794	696	77.45
500,001 to 600,000	15	8,187,561	3.62	545,837	707	78.13
600,001 to 700,000	6	3,828,382	1.69	638,064	710	77.51
800,001 to 900,000	1	862,500	0.38	862,500	704	75.00
900,001 to 1,000,000	4	3,894,116	1.72	973,529	715	67.25
1,100,001 or greater	2	2,779,971	1.23	1,389,986	740	62.46
Total	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**


RBS Greenwich Capital

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	4	1,933,071	0.85 %	483,268	763	70.46 %
5.500 to 5.999	90	27,798,484	12.28	308,872	714	74.50
6.000 to 6.499	224	42,319,431	18.69	188,926	705	83.83
6.500 to 6.999	300	45,240,487	19.98	150,802	697	86.77
7.000 to 7.499	189	23,549,426	10.40	124,600	688	90.19
7.500 to 7.999	221	27,343,119	12.08	123,725	694	94.83
8.000 to 8.499	248	26,884,373	11.87	108,405	719	97.96
8.500 to 8.999	236	25,573,176	11.29	108,361	701	98.24
9.000 to 9.499	28	3,489,828	1.54	124,637	625	93.41
9.500 to 9.999	18	1,538,779	0.68	85,488	604	94.41
10.000 to 10.499	3	247,497	0.11	82,499	581	97.54
10.500 to 10.999	5	366,920	0.16	73,384	577	94.29
12.500 to 12.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
5.000 to 5.499	44	15,976,882	7.06 %	363,111	720	72.68 %
5.500 to 5.999	198	43,532,580	19.23	219,862	704	79.20
6.000 to 6.499	276	43,149,657	19.06	156,339	702	87.05
6.500 to 6.999	260	34,671,336	15.31	133,351	696	90.09
7.000 to 7.499	191	22,539,277	9.95	118,007	685	93.37
7.500 to 7.999	245	28,841,429	12.74	117,720	710	97.30
8.000 to 8.499	286	30,503,575	13.47	106,656	710	98.30
8.500 to 8.999	39	4,799,699	2.12	123,069	635	95.58
9.000 to 9.499	19	1,610,035	0.71	84,739	602	94.98
9.500 to 9.999	5	410,020	0.18	82,004	570	96.12
10.000 to 10.499	3	250,102	0.11	83,367	597	96.60
11.500 to 11.999	1	147,347	0.07	147,347	524	57.00
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**


RBS Greenwich Capital

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	13	1,784,359	0.79 %	137,258	690
50.01 to 55.00	4	657,374	0.29	164,344	669
55.01 to 60.00	16	4,793,493	2.12	299,593	684
60.01 to 65.00	17	5,062,865	2.24	297,816	722
65.01 to 70.00	35	8,087,039	3.57	231,058	684
70.01 to 75.00	45	10,308,824	4.55	229,085	685
75.01 to 80.00	284	49,635,145	21.92	174,772	696
80.01 to 85.00	75	11,806,717	5.21	157,423	690
85.01 to 90.00	154	21,714,234	9.59	141,002	686
90.01 to 95.00	181	24,093,450	10.64	133,113	694
95.01 to 100.00	693	80,859,508	35.71	116,680	714
100.01 to 105.00	45	7,174,881	3.17	159,442	711
105.01 to 110.00	5	454,051	0.20	90,810	738
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**


RBS Greenwich Capital

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	58	5,340,774	2.36 %	92,082	679	93.88 %
Alaska	1	118,750	0.05	118,750	636	95.00
Arizona	21	3,838,419	1.70	182,782	708	84.92
Arkansas	8	814,542	0.36	101,818	701	98.20
California	58	20,654,803	9.12	356,117	707	75.05
Colorado	33	6,266,673	2.77	189,899	705	84.50
Connecticut	9	2,066,472	0.91	229,608	686	90.26
Delaware	2	197,407	0.09	98,704	698	100.00
District of Columbia	2	374,831	0.17	187,415	703	88.19
Florida	176	25,812,395	11.40	146,661	694	87.57
Georgia	55	7,346,215	3.24	133,568	689	93.57
Hawaii	3	798,043	0.35	266,014	675	89.06
Idaho	15	2,270,526	1.00	151,368	693	87.48
Illinois	65	9,770,682	4.32	150,318	712	95.61
Indiana	91	9,426,434	4.16	103,587	718	96.63
Iowa	8	631,593	0.28	78,949	698	88.68
Kansas	15	1,486,896	0.66	99,126	739	96.91
Kentucky	24	2,730,367	1.21	113,765	692	95.77
Louisiana	37	4,030,493	1.78	108,932	682	92.55
Maine	3	650,621	0.29	216,874	688	82.14
Maryland	14	2,571,173	1.14	183,655	709	84.43
Massachusetts	12	3,024,489	1.34	252,041	697	81.66
Michigan	66	6,831,211	3.02	103,503	719	93.84
Minnesota	15	2,822,019	1.25	188,135	710	94.82
Mississippi	10	654,061	0.29	65,406	680	92.39
Missouri	67	6,942,490	3.07	103,619	716	93.64
Nebraska	19	1,722,488	0.76	90,657	714	95.69
Nevada	19	3,762,729	1.66	198,038	723	91.53
New Hampshire	1	48,000	0.02	48,000	705	75.00
New Jersey	35	10,690,358	4.72	305,439	717	80.99
New Mexico	8	1,057,014	0.47	132,127	671	88.93
New York	15	4,086,097	1.80	272,406	689	80.99
North Carolina	54	5,702,500	2.52	105,602	701	94.48
North Dakota	1	61,275	0.03	61,275	724	95.00
Ohio	59	6,004,747	2.65	101,775	711	96.28
Oklahoma	28	3,413,636	1.51	121,916	683	92.99
Oregon	16	3,119,847	1.38	194,990	706	87.54
Pennsylvania	36	4,728,162	2.09	131,338	671	92.97
Rhode Island	1	180,000	0.08	180,000	725	43.00
South Carolina	22	2,632,124	1.16	119,642	689	90.05
Tennessee	42	4,444,539	1.96	105,822	698	95.57
Texas	183	23,321,610	10.30	127,440	697	89.38
Utah	13	1,799,074	0.79	138,390	705	90.65
Vermont	5	944,776	0.42	188,955	712	85.02
Virginia	63	9,220,141	4.07	146,351	692	86.14
Washington	50	8,598,980	3.80	171,980	687	85.14


RBS Greenwich Capital

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
West Virginia	3	401,704	0.18	133,901	720	89.66
Wisconsin	23	2,635,944	1.16	114,606	693	97.65
Wyoming	3	383,817	0.17	127,939	717	95.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	1,038	136,131,797	60.12 %	131,148	714	92.95 %
Equity Refinance	404	68,758,336	30.37	170,194	679	82.72
Rate/Term Refinance	125	21,541,805	9.51	172,334	691	80.82
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Occupancy Type of the Group I Loans

Occupancy	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	855	149,133,422	65.86 %	174,425	689	86.26 %
Non Owner-occupied	694	74,658,503	32.97	107,577	724	93.61
Second/Vacation	18	2,640,013	1.17	146,667	715	86.46
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	1	121,327	0.05 %	121,327	687	90.00 %
Condominium Low Rise (less than 5 stories)	73	9,119,219	4.03	124,921	716	92.22
Condominium Mid Rise (5 to 8 stories)	6	981,419	0.43	163,570	711	85.86
Manufactured Housing	3	202,620	0.09	67,540	684	76.94
Planned Unit Developments (attached)	41	5,707,991	2.52	139,219	699	91.16
Planned Unit Developments (detatched)	161	31,793,885	14.04	197,478	700	85.01
Single Family Detached	1,111	156,779,475	69.24	141,116	698	88.86
Townhouse	6	440,670	0.19	73,445	717	88.49
Two-Four Family Units	165	21,285,332	9.40	129,002	712	90.95
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**


RBS Greenwich Capital

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,050	135,381,449	59.79 %	128,935	704	92.59 %
Reduced Documentation	517	91,050,490	40.21	176,113	696	82.89
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	918	138,419,064	61.13 %	150,783	707	86.52 %
12 Months	31	4,504,639	1.99	145,311	665	91.64
24 Months	56	9,560,854	4.22	170,730	691	84.95
36 Months	539	67,121,245	29.64	124,529	692	94.60
60 Months	19	5,596,084	2.47	294,531	697	78.22
Other (1)	4	1,230,052	0.54	307,513	715	75.97
Total:	**1,567**	**226,431,939**	**100.00 %**	**144,500**	**701**	**88.69 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.


RBS Greenwich Capital

RAMP Series 2004-RS12 – Collateral Characteristics (Group II Loans)
Summary Report

Principal Balance	$663,367,899		
Number of Mortgage Loans	4,110		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$161,578.12	$23,625.00	$2,616,250.00
Current Principal Balance	$161,403.38	$23,625.00	$2,616,250.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	360	149	360
Remaining Term to Maturity (mos)	359	133	360
Age	1	0	18
Mortgage Rate	7.264	4.125	11.200
Loan-to-Value Ratio	92.93	33.00	107.00
Credit Score	648	479	814
Margin	6.225	2.250	10.625
Initial Periodic Cap	3.230	1.000	6.000
Periodic Cap	1.184	1.000	6.000
Maximum Mortgage Rate	13.342	7.375	23.750
Minimum Mortgage Rate	6.476	2.250	11.200
Next Rate Adj. (mos)	28	3	84

Lien Position	**% of Loan Group**
1st Lien	100.00

Occupancy	**% of Loan Group**
Primary Residence	92.65
Non-Owner Occupied	5.42
Second/Vacation	1.93

Documentation	**% of Loan Group**
Full Documentation	59.40
Reduced Documentation	40.60

Servicing	**% of Loan Group**
Homecomings	99.27

Delinquency	**% of Loan Group**
Current	99.71
30 to 59 Days Delinquent	0.24
60 to 89 Days Delinquent	0.05

Exception Category	**% of Loan Group**
Alternet Exceptions (RASC)	66.12
Expanded Criteria Exceptions (RALI)	28.83
Home Solutions	4.22
Jumbo A Exceptions (RFMSI)	0.83
Seasoned Loans	0.00

Loan Purpose	**% of Loan Group**
Purchase	57.52
Equity Refinance	36.47
Rate/Term Refinance	6.01

Property Type	**% of Loan Group**
Single Family Detached	72.93
PUD (detached)	12.42
Condominium Low Rise	5.41
Two-Four Family Units	4.29
PUD (attached)	3.82
Townhouse	0.53
Condominium High Rise	0.38
Condominium Mid Rise	0.14
Manufactured Housing	0.07

Percent of Pool with Prepayment Penalty	64.77
Percent of Pool over 80% LTV with MI	7.39
IO Loans	18.45


RBS Greenwich Capital

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	228,004	0.03 %	114,002	89.88 %
500 - 519	5	693,335	0.10	138,667	74.05
520 - 539	10	1,591,106	0.24	159,111	74.46
540 - 559	63	7,358,646	1.11	116,804	88.63
560 - 579	237	28,922,016	4.36	122,034	91.96
580 - 599	442	57,563,035	8.68	130,233	95.79
600 - 619	744	105,918,095	15.97	142,363	95.61
620 - 639	663	103,962,532	15.67	156,806	94.32
640 - 659	570	101,537,647	15.31	178,136	91.33
660 - 679	469	90,514,241	13.64	192,994	90.86
680 - 699	343	63,455,524	9.57	185,002	91.44
700 - 719	202	38,297,047	5.77	189,589	90.84
720 - 739	146	26,090,999	3.93	178,705	93.58
740 - 759	112	19,018,968	2.87	169,812	94.74
760 or greater	91	16,085,098	2.42	176,759	93.50
Subtotal with Credit Score	4,099	661,236,293	99.68	161,316	92.97
Not Available	11	2,131,606	0.32	193,782	79.07
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**92.93 %**

s

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,168	89,467,474	13.49 %	76,599	630	94.74 %
100,001 - 200,000	1,972	285,101,991	42.98	144,575	642	94.93
200,001 - 300,000	631	153,682,034	23.17	243,553	654	92.57
300,001 - 400,000	225	76,818,488	11.58	341,416	668	90.71
400,001 - 500,000	81	36,316,009	5.47	448,346	666	87.49
500,001 - 600,000	20	11,083,029	1.67	554,151	679	81.90
600,001 - 700,000	7	4,311,986	0.65	615,998	651	73.74
700,001 - 800,000	3	2,193,038	0.33	731,013	612	87.85
800,001 - 900,000	1	860,000	0.13	860,000	626	80.00
900,001 - 1,000,000	1	917,600	0.14	917,600	655	80.00
1,100,001 or greater	1	2,616,250	0.39	2,616,250	644	65.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Mortgage Rates of the Group II Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	3	1,036,650	0.16 %	345,550	690	67.94 %
4.500 to 4.999	25	8,210,885	1.24	328,435	678	78.53
5.000 to 5.499	70	14,403,752	2.17	205,768	696	84.65
5.500 to 5.999	268	59,604,989	8.99	222,407	686	86.78
6.000 to 6.499	360	70,996,635	10.70	197,213	679	89.59
6.500 to 6.999	694	132,366,783	19.95	190,730	667	92.16
7.000 to 7.499	514	86,092,549	12.98	167,495	653	94.29
7.500 to 7.999	834	130,025,970	19.60	155,906	635	94.89
8.000 to 8.499	532	70,002,637	10.55	131,584	619	96.32
8.500 to 8.999	490	57,476,519	8.66	117,299	603	96.84
9.000 to 9.499	178	18,856,530	2.84	105,936	597	96.57
9.500 to 9.999	113	11,773,013	1.77	104,186	591	97.21
10.000 to 10.499	16	1,306,153	0.20	81,635	585	97.71
10.500 to 10.999	9	893,711	0.13	99,301	577	98.02
11.000 to 11.499	4	321,124	0.05	80,281	591	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	2	870,400	0.13 %	435,200	702	62.77 %
4.000 to 4.499	17	5,125,852	0.77	301,521	667	85.03
4.500 to 4.999	44	11,665,900	1.76	265,134	700	80.33
5.000 to 5.499	219	46,658,046	7.03	213,050	689	86.36
5.500 to 5.999	398	83,083,695	12.52	208,753	679	89.02
6.000 to 6.499	628	118,876,664	17.92	189,294	668	91.48
6.500 to 6.999	629	107,834,862	16.26	171,439	652	94.08
7.000 to 7.499	784	120,667,774	18.19	153,913	633	94.94
7.500 to 7.999	633	84,701,941	12.77	133,810	622	96.39
8.000 to 8.499	446	51,172,685	7.71	114,737	606	97.28
8.500 to 8.999	188	20,914,328	3.15	111,246	598	96.61
9.000 to 9.499	90	8,399,992	1.27	93,333	594	97.32
9.500 to 9.999	17	1,981,050	0.30	116,532	590	98.49
10.000 to 10.499	10	1,038,606	0.16	103,861	579	98.29
10.500 to 10.999	5	376,104	0.06	75,221	593	100.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Original Loan-to-Value Ratios of the Group II Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	3	911,157	0.14 %	303,719	609
50.01 to 55.00	5	1,080,208	0.16	216,042	695
55.01 to 60.00	10	1,757,379	0.26	175,738	598
60.01 to 65.00	9	3,924,232	0.59	436,026	628
65.01 to 70.00	19	5,010,727	0.76	263,722	649
70.01 to 75.00	49	10,644,745	1.60	217,240	660
75.01 to 80.00	460	95,054,763	14.33	206,641	669
80.01 to 85.00	137	23,968,080	3.61	174,949	644
85.01 to 90.00	521	92,637,197	13.96	177,807	642
90.01 to 95.00	920	137,921,946	20.79	149,915	634
95.01 to 100.00	1,944	285,212,828	42.99	146,714	650
100.01 to 105.00	26	3,953,179	0.60	152,045	696
105.01 to 110.00	7	1,291,457	0.19	184,494	699
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**


RBS Greenwich Capital

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	137	16,576,914	2.50 %	120,999	629	96.84 %
Alaska	5	1,057,458	0.16	211,492	628	94.59
Arizona	95	15,768,988	2.38	165,989	649	94.02
Arkansas	28	3,237,464	0.49	115,624	618	97.59
California	180	52,360,451	7.89	290,891	659	86.44
Colorado	82	16,185,879	2.44	197,389	650	95.04
Connecticut	38	8,468,226	1.28	222,848	652	86.72
Delaware	4	603,199	0.09	150,800	682	93.89
District of Columbia	8	2,309,372	0.35	288,671	663	83.99
Florida	463	76,566,239	11.54	165,370	658	91.03
Georgia	254	39,133,487	5.90	154,069	636	93.54
Hawaii	1	699,779	0.11	699,779	581	95.00
Idaho	22	2,471,867	0.37	112,358	640	94.48
Illinois	214	36,040,132	5.43	168,412	658	95.61
Indiana	154	17,117,070	2.58	111,150	647	96.33
Iowa	57	6,226,971	0.94	109,245	618	97.45
Kansas	40	4,709,968	0.71	117,749	638	95.61
Kentucky	55	5,874,695	0.89	106,813	629	96.85
Louisiana	69	7,464,430	1.13	108,180	617	96.34
Maine	15	2,304,206	0.35	153,614	651	91.75
Maryland	133	29,116,330	4.39	218,920	662	89.69
Massachusetts	28	7,887,948	1.19	281,712	652	87.08
Michigan	253	37,789,877	5.70	149,367	647	95.14
Minnesota	87	15,858,384	2.39	182,280	652	93.18
Mississippi	55	5,511,874	0.83	100,216	615	96.71
Missouri	123	14,513,575	2.19	117,997	636	95.47
Montana	3	455,657	0.07	151,886	640	93.70
Nebraska	15	2,019,619	0.30	134,641	613	96.50
Nevada	39	7,747,309	1.17	198,649	653	91.93
New Hampshire	14	3,074,539	0.46	219,610	676	89.24
New Jersey	82	21,771,556	3.28	265,507	666	90.70
New Mexico	12	1,235,636	0.19	102,970	650	95.43
New York	41	11,078,627	1.67	270,210	665	85.41
North Carolina	139	18,339,522	2.76	131,939	638	93.49
North Dakota	1	132,852	0.02	132,852	699	95.00
Ohio	179	22,539,756	3.40	125,920	641	96.68
Oklahoma	25	2,860,015	0.43	114,401	649	95.37
Oregon	24	3,908,609	0.59	162,859	656	92.94
Pennsylvania	118	16,435,305	2.48	139,282	649	94.93
Rhode Island	3	566,601	0.09	188,867	660	98.53
South Carolina	78	9,572,658	1.44	122,726	631	96.55
South Dakota	8	908,479	0.14	113,560	647	90.68
Tennessee	119	14,213,308	2.14	119,440	626	97.14
Texas	196	26,273,930	3.96	134,051	636	94.06
Utah	42	7,527,621	1.13	179,229	654	94.00

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Virginia	165	36,265,759	5.47	219,792	661	91.40
Washington	52	9,655,050	1.46	185,674	640	94.60
West Virginia	7	857,614	0.13	122,516	621	96.08
Wisconsin	139	18,886,275	2.85	135,872	638	95.49
Wyoming	9	1,186,821	0.18	131,869	663	98.93
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	2,505	381,569,463	57.52 %	152,323	652	94.48 %
Equity Refinance	1,380	241,913,185	36.47	175,299	644	91.18
Rate/Term Refinance	225	39,885,251	6.01	177,268	642	88.59
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,777	614,593,572	92.65	162,720	646	93.46 %
Non Owner-occupied	258	35,975,778	5.42	139,441	686	84.65
Second/Vacation	75	12,798,550	1.93	170,647	668	90.32
Total:	**4,110**	**663,367,899**	**100.00**	**161,403**	**648**	**92.93 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (more than 8 stories)	13	2,534,671	0.38 %	194,975	690	88.90 %
Condominium Low Rise (less than 5 stories)	242	35,911,616	5.41	148,395	668	92.73
Condominium Mid Rise (5 to 8 stories)	6	907,876	0.14	151,313	688	87.84
Manufactured Housing	4	491,358	0.07	122,839	674	87.02
Planned Unit Developments (attached)	145	25,312,174	3.82	174,567	657	93.42
Planned Unit Developments (detatched)	392	82,418,002	12.42	210,250	652	91.96
Single Family Detached	3,151	483,781,339	72.93	153,533	644	93.49
Townhouse	28	3,539,645	0.53	126,416	634	91.16
Two-Four Family Units	129	28,471,218	4.29	220,707	672	86.75
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,736	394,061,492	59.40 %	144,028	636	96.22 %
Reduced Documentation	1,374	269,306,407	40.60	196,002	666	88.10
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	1,413	233,702,744	35.23 %	165,395	652	91.69 %
12 Months	202	38,562,960	5.81	190,906	665	91.06
24 Months	1,872	283,976,249	42.81	151,697	639	95.15
36 Months	594	99,631,975	15.02	167,731	660	91.25
60 Months	16	5,830,146	0.88	364,384	660	73.56
Other[(1)]	13	1,663,824	0.25	127,986	632	98.21
Total	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

(1) Not None, 12, 24, 36 or 60 months and not more than 60 months.


RBS Greenwich Capital

Index Types of the Group II Loans

Index Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Libor - 6 Month	3,868	622,009,000	93.77 %	160,809	646	93.15 %
Libor - 1 Year	213	34,317,018	5.17	161,113	693	92.20
Treasury - 1 Year	29	7,041,881	1.06	242,823	634	76.31
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**

Maximum Mortgage Rates of the Group II Loans

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
7.000 to 7.999	1	188,750	0.03 %	188,750	645	100.00 %
9.000 to 9.999	4	1,118,002	0.17	279,501	725	80.00
10.000 to 10.999	85	20,751,599	3.13	244,136	685	79.28
11.000 to 11.999	425	88,132,018	13.29	207,369	684	85.90
12.000 to 12.999	766	146,042,924	22.02	190,657	673	92.80
13.000 to 13.999	1,235	204,344,151	30.80	165,461	646	94.21
14.000 to 14.999	1,143	153,564,265	23.15	134,352	618	96.00
15.000 to 15.999	378	42,337,497	6.38	112,004	603	96.92
16.000 to 16.999	64	6,003,417	0.90	93,803	603	97.19
17.000 to 17.999	7	514,031	0.08	73,433	589	100.00
19.000 to 19.999	1	109,926	0.02	109,926	607	100.00
23.000 to 23.999	1	261,320	0.04	261,320	585	95.00
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Next Interest Rate Adjustment Date of the Group II Loans

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
April 2005	1	860,000	0.13	860,000	626	80.00
May 2005	4	574,825	0.09	143,706	696	86.66
June 2005	17	4,259,728	0.64	250,572	674	87.20
July 2005	4	871,899	0.13	217,975	650	86.19
September 2005	1	173,072	0.03	173,072	479	100.00
October 2005	4	481,036	0.07	120,259	0	95.18
November 2005	1	54,557	0.01	54,557	0	100.00
December 2005	1	470,997	0.07	470,997	0	95.00
January 2006	3	689,957	0.10	229,986	748	83.29
February 2006	2	167,287	0.03	83,643	620	100.00
March 2006	1	80,256	0.01	80,256	640	95.00
April 2006	2	216,280	0.03	108,140	636	94.32
May 2006	6	871,881	0.13	145,313	621	87.15
June 2006	10	1,488,870	0.22	148,887	630	100.91
July 2006	6	1,002,917	0.15	167,153	660	97.85
August 2006	14	2,012,322	0.30	143,737	635	95.19
September 2006	31	3,667,652	0.55	118,311	632	94.20
October 2006	111	15,147,427	2.28	136,463	629	91.45
November 2006	615	101,105,973	15.24	164,400	640	93.86
December 2006	1,758	269,186,825	40.58	153,121	644	95.60
January 2007	511	76,043,657	11.46	148,813	626	93.96
March 2007	1	285,000	0.04	285,000	618	93.00
May 2007	5	701,138	0.11	140,228	701	92.72
June 2007	6	1,164,183	0.18	194,030	668	97.83
July 2007	9	1,675,147	0.25	186,127	693	83.16
August 2007	10	1,295,469	0.20	129,547	677	83.75
September 2007	11	1,195,123	0.18	108,648	645	93.35
October 2007	47	6,720,474	1.01	142,989	652	90.25
November 2007	190	34,765,507	5.24	182,976	677	88.81
December 2007	275	48,587,787	7.32	176,683	658	90.43
January 2008	135	21,166,615	3.19	156,790	664	94.31
September 2008	1	456,240	0.07	456,240	0	41.00
June 2009	9	1,418,955	0.21	157,662	599	78.68
July 2009	9	1,328,808	0.20	147,645	608	81.40
August 2009	4	1,426,245	0.22	356,561	629	85.30
September 2009	3	411,599	0.06	137,200	675	95.00
October 2009	11	2,148,149	0.32	195,286	678	89.48
November 2009	72	15,597,659	2.35	216,634	685	86.69
December 2009	199	41,936,961	6.32	210,738	682	83.81
January 2010	5	648,375	0.10	129,675	687	82.62
November 2011	1	89,837	0.01	89,837	648	100.00
December 2011	1	354,811	0.05	354,811	694	80.00
January 2012	3	566,400	0.09	188,800	674	84.61
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital

Note Margin of the Group II Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 to 2.499	175	41,489,085	6.25 %	237,080	681	80.94 %
2.500 to 2.999	204	39,771,818	6.00	194,960	681	85.04
3.000 to 3.499	107	17,827,670	2.69	166,614	712	91.95
3.500 to 3.999	112	26,460,499	3.99	236,254	686	87.51
4.000 to 4.499	45	8,738,316	1.32	194,185	677	93.92
4.500 to 4.999	24	4,517,773	0.68	188,241	673	88.88
5.000 to 5.499	178	30,013,616	4.52	168,616	685	90.72
5.500 to 5.999	174	32,028,481	4.83	184,072	682	92.42
6.000 to 6.499	391	73,221,527	11.04	187,267	664	94.87
6.500 to 6.999	672	123,216,868	18.57	183,358	652	93.79
7.000 to 7.499	580	86,495,993	13.04	149,131	632	94.98
7.500 to 7.999	711	93,485,291	14.09	131,484	615	96.25
8.000 to 8.499	352	42,430,280	6.40	120,541	599	96.30
8.500 to 8.999	234	28,216,378	4.25	120,583	600	96.63
9.000 to 9.499	75	7,855,859	1.18	104,745	595	98.01
9.500 to 9.999	53	5,493,603	0.83	103,653	590	98.19
10.000 to 10.499	21	1,858,868	0.28	88,518	584	97.20
10.500 to 10.999	2	245,973	0.04	122,986	597	97.40
Total:	**4,110**	**663,367,899**	**100.00 %**	**161,403**	**648**	**92.93 %**


RBS Greenwich Capital